22 May 2017

Share Consolidation and Total Voting Rights

Further to the announcement of 19 May 2017 made by National Grid plc (the “Company”) that shareholder approval was granted at the Company’s General Meeting to undertake a share consolidation, the Company’s share consolidation has today become effective.

Admission of the Company’s new ordinary shares to the premium listing segment of the Official List of the UK Listing Authority and to trading on the London Stock Exchange’s Main Market for listed securities took place at 8.00 a.m. today.

The ISIN for the new ordinary shares is GB00BDR05C01.

As a result of the share consolidation, the Company’s issued share capital as at 8.00 a.m. on 22 May 2017 consisted of 3,614,401,483 ordinary shares of 12 204/473 pence each, of which 173,239,075 were held as treasury shares, leaving a balance of 3,441,162,408 shares with voting rights.

The figure of 3,441,162,408 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA Disclosure Guidance and Transparency Rules.

Further details of the share consolidation can be found in the explanatory circular published by the Company on 19 April 2017.

CONTACTS

Alice Morgan

0207 004 3228